[Scottish Re Group Limited Letterhead]


                                                                October 10, 2007

BY EDGAR AND FEDERAL EXPRESS
----------------------------

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:      Scottish Re Group Limited
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              Amended Form 10-K for the Fiscal Year Ended December 31, 2006 Filed April 26, 2007
              Form 10-Q for the Quarter Ended June 30, 2007
              Filed August 14, 2007
              File Number: 001-16855

Dear Mr. Rosenberg:

     This letter is being submitted in response to the comments given by the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") set forth in your letter dated September 12, 2007 to Duncan Hayward, Chief Accounting Officer of Scottish Re Group Limited (the "Company"), with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2006, as amended (the "Form 10-K"), and the Form 10-Q for the quarter ended June 30, 2007 (the "Form 10-Q").

     For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company's response below it.

Form 10-K for the year ended December 31, 2006
----------------------------------------------

Critical Accounting Policies, page 50
-------------------------------------

1. In the second quarter of 2006, you made an adjustment to reduce your premium accruals by approximately $8.0 million related to prior periods. This change appears to be further discussed on page 56. Please provide us in disclosure-type format, the facts and circumstances that led to these offsetting adjustments. Clarify "unusual activity" and to what "number of revisions to the estimates and

Mr. Jim B. Rosenberg
October 10, 2007
Page 2


     underlying assumptions" relates. Also include the impact that these facts and circumstances may potentially have on future periods.

     During the three and six months ended June 30, 2006 we made an adjustment to revise our premium accrual estimates by $8.0 million in the context of a total premium accrual of $221.0 million as of December 31, 2005. The impact on net income of this adjustment was immaterial given that we had offsetting reserves and allowances against the premium accrual. We consider this revision of premium accrual to have been within management's expectation of the normal variability of such an estimate.

     Our premium accrual estimation process involves a thorough review process at the individual treaty level by our actuarial and finance staff. This review process includes an analysis of actual cash receipts from cedant company reports, from which certain adjustments are made to eliminate unusual activity and to establish a best estimate of our premiums. Since we receive cedant company reporting on a one and two month lag, the premium accrual estimates may subsequently vary either by over or under accrual as the case may be. Accordingly, we true up our premium accrual estimates based upon actual cash received and revise the premium trend estimates to reflect the best available information.

     The adjustment of $8.0 million was comprised of two adjustments of $4.0 million each and related primarily to the newly acquired ING block in December 2004. In respect of the first $4.0 million adjustment, we conducted a review of the policy administration data provided to us by ING in the first year post acquisition of the block, which exhibited unusual premium levels as a result of two policy years of data being received together. This data had been used for trend purposes for the accrual estimate as of December 31, 2005. Based on actual cash received and the analysis of the data, we determined a different trend on which to base our premium accrual and, consequently, reduced our premium accrual estimate by $4.0 million.

     In respect of the second $4.0 million adjustment, we made a revision to our previous estimation process for a certain group of new issuances from late 2004, for which our administrative system did not have sufficient historical information to provide a best estimate at December 31, 2005. During 2006, we determined the premium estimates for these new issuances based on actual cash received. We then revised the premium accrual because our updated data from the administrative system showed clearer historical trends of actual cash received for our automatic premium estimation process.

     Management's Discussion and Analysis in our Form 10-K disclosed a total net impact of $4.0 million on premium accrual adjustments for the North America segment for the year ended December 31, 2006. This represented revisions to all premium accrual estimates recorded in that year, inclusive of the aforementioned $8.0 million recorded in the three and six months ended June 30, 2006.

     On page 49 of the Form 10-K under "Critical Accounting Policies," we highlight our estimation processes and the likelihood that actual results could differ from these estimates. We continue to enhance the automation of both our assumed premium accruals and retrocession

Mr. Jim B. Rosenberg
October 10, 2007
Page 3


premium estimates. We consider the enhancements made in 2006 to have been effective; however, under Item IA `Risk Factors' of our Form 10-Q, we highlight our continuing process improvement program under which, among other things, we intend to enhance further the automation of our reporting, valuation and administrative tools. As disclosed, the results of this program may require adjustments to our previous financial estimates, which could adversely affect our results of operations as and when they occur. We continue to believe these disclosures adequately describe our accounting policy and the risks inherent in the determination of estimates on which our financial reports are based.

2. Please provide us, in disclosure-type format, the impact that reasonably likely changes in the key assumptions identified in determining the expected gross profit margins (i.e. mortality, persistency, maintenance expense and interest) may have on results of operations and financial position in terms of the effect of these changes on amortization of deferred policy acquisition costs and your present value of in-force business. Explain why management believes the scenarios quantified are reasonably likely.

     Please see below the following amended disclosure addressing your comment, which we propose to update in this same format and include in our Form 10-K for the year ended December 31, 2007.

     Liabilities for Future Policy benefits for long term insurance products are computed based on expected investment yields, mortality and lapse rates, and other assumptions, including provisions for adverse deviation in claims and investment yields in accordance with the provisions of FAS 60. These assumptions are primarily based on historical experience and information provided by ceding companies and are locked in at issue with periodic review against experience. During the periodic review process, the Company, using loss recognition testing, determines whether actual and anticipated experience indicates that the existing policy reserve together with the present value of future gross premiums are sufficient to cover the present value of future benefits, maintenance expenses and to recover unamortized acquisition costs. Loss recognition testing conducted in the last several years has indicated that no unlocking of assumptions on the FAS 60 liabilities is necessary. Because of the many assumptions and the long term nature of the business, the reserving process is inherently uncertain and actual results could differ materially from expected.

     The Company incurs significant costs in connection with acquiring new and renewal reinsurance business. The costs that relate to the production of new reinsurance business are deferred and are reported as Deferred Acquisition Costs ("DAC"). DAC amounts reflect the Company's expectations about the future costs of policy issuance and underwriting. Some of the factors that can affect the carrying value of DAC include mortality assumptions, interest spreads and policy lapse rates.

     DAC for FAS 60 traditional life reinsurance business is amortized over the entire premium paying period in proportion to the present value of expected future gross premiums. The present value of expected future gross premiums is based upon the premium requirement of each policy and assumptions for mortality, persistency and investment return at treaty issuance.

Mr. Jim B. Rosenberg
October 10, 2007
Page 4


The assumptions are not revised after treaty issuance unless the DAC balance is deemed unrecoverable by the loss recognition testing process. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes. Loss recognition testing conducted over the last several years has indicated that no unlocking of assumptions on the FAS 60 DAC was necessary nor is it expected to be necessary in the near future.

     DAC related to interest-sensitive life and investment-type contracts is amortized over the lives of the contracts, in relation to the present value of estimated gross profits ("EGP") from mortality, investment income, and expense margins. The EGP for asset-intensive products includes the following components:
(1) estimates of fees charged to policyholders to cover mortality, surrenders and maintenance costs; (2) expected interest rate spreads between income earned and amounts credited to policyholder accounts; and (3) estimated costs of administration. EGP is reduced by the Company's estimate of future losses due to defaults in fixed maturity securities. DAC is sensitive to changes in assumptions regarding these EGP components and any change in such an assumption could have an effect on the Company's profitability. The Company periodically reviews the EGP valuation model and assumptions so that the assumptions reflect management's best estimate. Consequently, the level of DAC reported by the Company reflects the current best estimate regarding the projection of future EGP.

     The Company, as a reinsurer of interest-sensitive life and investment-type contracts, assumes treaties with a unique set of product characteristics. These unique product characteristics, combined with the age of the treaty, either increase or decrease the impact changes in spreads, lapses or mortality have on the projected EGP. Since each treaty has different characteristics and is in a different stage in its treaty life cycle, it is difficult to make general statements as to the level and likelihood of changes in amortization due to changes in assumptions.

     For the block as a whole, management considers two assumptions to be most significant for the interest sensitive business on the Company's balance sheet:
(1) estimated interest spread, and (2) estimated future policy lapses. In the event that estimated interest spreads increase or decrease 25 basis points on a permanent basis or if estimated future lapse rates increase or decrease 20% on a permanent basis for every policy in every treaty, the DAC balance of $82.3 million at December 31, 2006 would be expected to change by the following percentages:

                                                                   One-Time          One-Time
Quantitative Change in Significant Assumptions:                 Increase in DAC   Decrease in DAC

Estimated interest spread increasing (decreasing)                    7.61%            (8.23%)
25 basis points from the current spread on a permanent
basis

Estimated future policy lapse rates (decreasing)                     8.03%            (8.30%)
increasing 20% on a permanent basis (including
surrender charges)

Mr. Jim B. Rosenberg
October 10, 2007
Page 5


     The likelihood of the exact scenarios presented above occurring for all policies for all treaties in the same direction on a permanent basis is low. Nevertheless, the impact on DAC for the last eight quarters has ranged from 0.75% favorable to a 6.90% unfavorable unlocking.

     In general, a change in assumption that improves the Company's expectations regarding EGP is going to have the effect of deferring the amortization of DAC into the future, thus increasing earnings and the current DAC balance. Conversely, a change in assumption that decreases EGP will have the effect of speeding up the amortization of DAC, thus reducing earnings and lowering the DAC balance.

     Present value of in-force business (PVIF) is established upon the acquisition of the block of business and is amortized over the expected life of the business at the time of acquisition. The amortization each year will be a function of gross profits or revenues each year in relation to the total gross profits or revenues over the life of the business discounted at the assumed net credited rate. The determination of the initial value and the subsequent amortization require management to make estimates and assumptions regarding the future business results and such estimates could differ materially from actual results. Estimates and assumptions involved in the PVIF and subsequent amortization are similar to those necessary in the establishment of reserves and amortization of DAC. Currently, all PVIF relates to our traditional life reinsurance business, or FAS 60 business. As a result, these assumptions are not revised after acquisition unless the PVIF balance is deemed unrecoverable by the loss recognition testing process. Absent a premium deficiency which could be caused by unfavorable mortality experience, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes. Loss recognition testing over the last several years has indicated that no unlocking of assumptions on the PVIF was necessary nor is it expected to be necessary in the near future.

Contractual Obligations and Commitments, page 80
------------------------------------------------

3. Please provide us in disclosure type format a revised table that includes all of your insurance obligations. Include any applicable footnote disclosure that will help a user understand the differences between these amounts and the amount recorded in your balance sheet.

     Please see below the following amended disclosure addressing your comment which we propose to update in this same format and include in our Form 10-K for the year ended December 31, 2007.

Contractual Obligations and Commitments:

     The following table shows our contractual obligations and commitments as of December 31, 2006, including obligations arising from our reinsurance business and payments due by period:

Mr. Jim B. Rosenberg
October 10, 2007
Page 6


------------------------------------------------------------------------------------------------------------
                                          Payments due by period
                                               ($ millions)
------------------------------------------------------------------------------------------------------------
                            Less Than 1                                       More Than 5
                               Year          1-3 Years        4-5 Years          Years           Total
------------------------- ---------------- --------------- ---------------- ---------------- ---------------
Long-term debt..........  $             -  $            -  $             -  $       129,500  $      129,500
------------------------- ---------------- --------------- ---------------- ---------------- ---------------
Operating leases........            5,615          10,536            9,021           28,373          53,545
------------------------- ---------------- --------------- ---------------- ---------------- ---------------
Funding agreements......              331         100,000                -          265,000         365,331
------------------------- ---------------- --------------- ---------------- ---------------- ---------------
Collateral financing
facility liabilities....        2,189,480         717,955          850,000                -       3,757,435
------------------------- ---------------- --------------- ---------------- ---------------- ---------------
Interest sensitive
contract liabilities....          593,111         748,776          616,726        2,012,595       3,971,208
------------------------- ---------------- --------------- ---------------- ---------------- ---------------
Reserve for future
policy benefits.........          852,390         229,156          491,807        3,059,861       4,633,214
------------------------- ---------------- --------------- ---------------- ---------------- ---------------
                          $     3,640,927  $    1,806,423  $     1,967,554  $     5,495,329  $   12,910,233
------------------------- ================ =============== ================ ================ ===============


     Our long-term debt is described in Note 9 to the Consolidated Financial Statements. Long-term debt includes capital securities with various maturities from December 4, 2032 through December 15, 2034. They are, however, redeemable at various dates from December 4, 2007 through December 15, 2009. They have been included in the above table based on their maturity date.

     We lease office space in the countries in which we operate. These leases expire at various dates through 2023.

     Amounts due under funding agreements are reported in interest sensitive contract liabilities in the consolidated balance sheets. These are agreements in which we earn a spread over LIBOR. The contractual repayment terms are detailed in the table above.

     Collateral finance facilities as of December 31, 2006 include HSBC I and HSBC II, and securitization obligations with Orkney Re, Orkney Re II plc and Ballantyne Re plc. These transactions are described in the previous section. These obligations are fully secured by fixed maturity investments and cash and cash equivalents included in our Consolidated Balance Sheet. The liabilities have been included in the table above at the earliest redemption date.

     Interest sensitive contract liabilities (excluding amounts due under funding agreements) include amounts primarily related to deferred annuities. These are generally comprised of policies or contracts that do not have contractual maturity dates and may not result in any future payment obligation. For these policies and contracts (i) we are not currently making payments and will not make payments in the future until the occurrence of an insurable event, such as death or disability or (ii) the occurrence of a payment triggering event, such as a surrender of a policy or contract, which is outside of our control. We have made significant assumptions to determine the estimated undiscounted cash flows of these policies and contracts which include mortality, morbidity, persistency, future lapse rates and interest crediting rates. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. The sum of the obligations shown for all years in the table of $4.0 billion exceeds the liability amount of $3.0 billion included on the consolidated balance sheet (which excludes amounts due from funding agreements) principally due to the fact that amounts presented above are on an undiscounted basis.

Mr. Jim B. Rosenberg
October 10, 2007
Page 7


     Reserves for future policy benefits include liabilities related primarily to the Company's reinsurance of traditional life insurance and related policies. These are generally comprised of policies or contracts that do not have contractual maturity dates and may not result in any future payment obligation. For these policies and contracts (i) we are not currently making payments and will not make payments in the future until the occurrence of an insurable event, such as death or disability or (ii) the occurrence of a payment triggering event, such as a surrender of a policy or contract, which is outside of our control. We have made significant assumptions to determine the estimated undiscounted cash flows of these policies and contracts which include mortality, morbidity, persistency, future lapse rates and interest crediting rates. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. The sum of the obligations shown for all years in the table of $4.6 billion exceeds the liability amount of $3.9 billion included on the consolidated balance sheet principally due to the fact that amounts presented above are on an undiscounted basis.

Consolidated Statements of Comprehensive income, page 101
---------------------------------------------------------

4. These statements do not appear to include an adjustment to initially apply SFAS 158. Please explain to us why it appears that you included the entire cumulative adjustment related to the adoption of SFAS 158 within the current period operations. Refer to paragraph A7 of SFAS 158.

     We have considered the guidance and now consider that the adoption of SFAS 158 should not have resulted in the entire cumulative adjustment being reflected in Other Comprehensive Income (Loss) for the period ended June 30, 2007. We intend to include the following disclosure in the Quarterly Report on Form 10-Q for the period ending September 30, 2007 and will reflect the revised presentation in our Form 10-K for the year ending December 31, 2007:

     On December 31, 2006, we adopted Financial Accounting Standards SFAS 158, Employers' Accounting for Defined Benefit Pension and other Postretirement Plans. Upon adoption we recorded a $2.9 million reduction in comprehensive income/(loss) for the year ended December 31, 2006. However, the cumulative effect of the change in accounting, net of tax should have been recorded as a separate component of accumulated other comprehensive income/(loss). As of December 31, 2006, we reported comprehensive income/(loss) of ($356.4) million for the year. With this revised presentation, comprehensive income/(loss) for the year ended December 31, 2006 would have been ($353.5) million. This revised presentation will be reflected in our Form 10-K for the year ending December 31, 2007, since we consider the adjustment to be not material in the context of comprehensive income/(loss) for the year ended December 31, 2006.

Mr. Jim B. Rosenberg
October 10, 2007
Page 8

Goodwill, page 111
------------------

5. Please provide us, in disclosure-type format, the disclosures required by paragraph 47 of SFAS 142 regarding the $34 million write-off of goodwill.

     Please see below the following amended disclosure addressing your comment, which we would propose to include in our Form 10-K for the year ending December 31, 2007 under `Summary of significant accounting policies'.

     We account for goodwill pursuant to the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Goodwill is established upon the acquisition of a subsidiary and is calculated as the difference between the price paid and the value of individual assets and liabilities on the date of acquisition. Goodwill is not amortized into results of operations, but instead is reviewed for impairment annually. Goodwill was tested for impairment in 2004 and 2005 and no impairment resulted.

     During 2006, the Company suffered significant financial deterioration and credit downgrades, which created a potential impairment in the value of goodwill. The impairment review was based on a present value earnings analysis on the International Segment and validated with an actuarial appraisal of the business.

     As a result of this impairment review, we determined that the implied fair value of our goodwill was less than its carrying value and accordingly, the full $34.1 million goodwill balance was written off.

Amended Form 10-K for the year ended December 31, 2006
------------------------------------------------------

6. Please amend your filing to provide the required Section 302 certifications of Sarbanes-Oxley. Refer to Release No. 33-8124: Certification of Disclosure in Companies' Quarterly and Annual Reports.

     The Company inadvertently omitted from its Amended Form 10-K for the year ended December 31, 2006 (which was comprised solely of Part III information) the
Section 302 Certifications required by the Sarbanes-Oxley Act of 2002. The Company respectfully proposes to re-file the certifications in a new Form 10-K/A without re-filing the entire Form 10-K/A previously filed.

Form 10-Q for the period ended June 30, 2007
--------------------------------------------

7.  Mezzanine equity, page 15
-----------------------------

Convertible cumulative participating preferred shares, page 15
--------------------------------------------------------------

7. Please explain to us why you did not appear to reflect a "deemed dividend" in your earnings per share calculation as a result of the beneficial conversion feature that

Mr. Jim B. Rosenberg
October 10, 2007
Page 9


     you recorded in connection with this financing. Refer to paragraph 18 of EITF Topic D-98.

     We have reviewed the guidance material within EITF Topic D-98 and concur that the deemed dividend arising from the beneficial conversion feature of the cumulative participating preference shares should have been deducted in arriving at net loss applicable to ordinary shareholders for the purposes of calculating earnings per share.

     On September 28, 2007 we filed via EDGAR a Form 8-K describing the Company's intent to restate basic earnings per ordinary share and diluted earnings per ordinary share for the three months at six months ended June 30, 2007. In the Form 8-K, we also disclosed the revised earnings per share calculations. The company intends to file an amended Form 10-Q for the quarter ended June 30, 2007 at the completion of the comment letter process in which the current "Note 5 Earnings per ordinary Share" will be removed and replaced with the "Note 5 Earnings per ordinary share" included in the Form 8-K.

     The Company has also considered and discussed with its Audit Committee the implication of the earnings per share misstatement on its statements regarding disclosure controls and procedures (as defined in Rules 13a - 15 (e) and 15d - 15 (e) under the Securities Exchange Act of 1934) at June 30, 2007. In respect of this item we have concluded that there was a material weakness affecting our internal control over financial reporting, and as a result of those material weaknesses the Company's disclosure controls and procedures were not effective as of June 30, 2007. We will accordingly disclose this in item 4 of our amended Form 10-Q for the second quarter of 2007. We have taken steps to remediate this material weakness by strengthening review controls.


                                      *****

     In providing the foregoing responses to your comments, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      *****

Mr. Jim B. Rosenberg
October 10, 2007
Page 10


     Thank you for your consideration. If you have further questions or comments, please contact me at +44 (0)20 7709 1910.

                                             Sincerely,


                                             /s/ Duncan Hayward
                                             ------------------------------
                                             Duncan Hayward

Sasha Parikh
Securities and Exchange Commission

James Atkinson
Securities and Exchange Commission

George Zippel
Scottish Re Group Limited

Paul Goldean
Scottish Re Group Limited

Charles Anderson
Scottish Re Group Limited

Amy Baker
Ernst & Young LLP

Andy Betts
Ernst & Young LLP

Stephen G. Rooney
Dewey & LeBoeuf LLP